5151 San Felipe Street Suite 2500 Houston, Texas 77056 Tel: 713-386-3701

Via EDGAR and Federal Express

January 14, 2015

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Columbia Pipeline Partners LP
Amendment No. 5 to Registration Statement on Form S-1
Filed January 12, 2015
Response dated January 9, 2015
File No. 333-198990

Ladies and Gentlemen:

Set forth below are the responses of Columbia Pipeline Partners LP, a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 13, 2015, with respect to Amendment No. 5 to the Registration Statement on Form S-1, File No. 333-198990, filed with the Commission on January 12, 2015 (the “Registration Statement”) and the Partnership’s response dated January 9, 2015.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the text of your comments or Annex A hereto, which includes a proposed marked copy of those pages of the Registration Statement that will be affected by the responses set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement. The proposed bona fide range of $19.00 to $21.00 per common unit and the number of common units to be issued and sold to the public remain unchanged from our December 31, 2014 response.

As discussed with members of the Staff, this information is initially being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ concern regarding providing such information in advance of the launch of the initial public offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Securities and Exchange Commission

January 14, 2015

General

1.	Please apply all comments below to the draft changes pages submitted as correspondence on January 9, 2015.

RESPONSE: We acknowledge the Staff’s comment and have applied all responses to the comments below to the draft changes pages submitted as correspondence on January 9, 2015.

Dilution, page 62

2.	We note your response to comment 5 in our letter dated January 6, 2015. Given the complexities of your net tangible book value calculations, for the ease of your investors, please disclose the calculations of all amounts included in the dilution table. You may wish to present these calculations within footnotes to the table.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to include footnotes disclosing the calculations of all amounts included in the dilution table. Please see page 62 of the Registration Statement pages attached hereto in Annex A.

3.	We note your response to comment 5 in our letter dated January 6, 2015 and have the following comments regarding the net tangible book value per common unit before the offering:

•	Please tell us why your calculation does not consider the accumulated other comprehensive loss.

•	Please tell us why your ownership percentage in the Columbia OpCo before the offering is 8.9% instead of the 8.6% CEG will contribute to you. In that regard, we also note that that the limited partner shares CEG will receive for their initial contribution is valued at $577.1 million, which appears to represent 8.9% of the net assets before the offering.

RESPONSE: We acknowledge the Staff’s comment and have revised our calculation of net tangible book value per common unit before the offering to take into account accumulated other comprehensive loss. Please see page 62 of the Registration Statement pages attached hereto in Annex A.

In addition, with respect to our ownership percentage in Columbia OpCo before the offering, we have revised our disclosure to reflect that our ownership percentage in Columbia OpCo before the offering is the 8.6% limited partnership interest that CEG will contribute to us. We further confirm that the limited partner interest that CEG will receive for its initial contribution is valued at $553.7 million, which represents 8.6% of the $6,438.7 million in net assets of Columbia OpCo before the offering is effected. Please see page F-9 of the Registration Statement pages attached hereto in Annex A for additional information on the calculation of the value of the contribution.

Securities and Exchange Commission

January 14, 2015

4.	With reference to comment 7 below, please consider whether your calculation of pro forma net tangible book value will change if you determine that a pro forma adjustment for the purchase of the additional 6% interest in Columbia OpCo is needed. In doing so, please also consider whether you should include a separate line item for the decrease in net tangible book value from the purchase of the additional 6% limited partner interest in Columbia OpCo to distinguish it from the increase in net tangible book value attributable to the offering proceeds.

RESPONSE: We acknowledge the Staff’s comment and note that we have determined to make a pro forma adjustment for the purchase of the additional 6% interest in Columbia OpCo as further discussed in our response to comment 7 below. Thus, our calculation of pro forma net tangible book value has changed. Please see footnote 2 on page F-10 of the Registration Statement pages attached hereto in Annex A. We have also included a separate line item for the decrease in net tangible book value from the purchase of the additional 6% limited partner interest in Columbia OpCo to distinguish it from the increase in net tangible book value attributable to the offering proceeds. Please see page 62 of the Registration Statement pages attached hereto in Annex A.

5.	Please ensure that the amounts presented in the first paragraph on this page agree to the amounts presented in the table.

RESPONSE: We acknowledge the Staff’s comment and confirm that the amounts presented in the first paragraph under the “Dilution” section of the Registration Statement agree with the amounts presented in the dilution table. Please see page 62 of the Registration Statement pages attached hereto in Annex A.

6.	Please refer to the table at the top of page 63. Please revise the amount of cash effectively contributed by purchasers in this offering to reflect the gross proceeds of $800 million or tell us why you believe it is appropriate to present net proceeds.

RESPONSE: We acknowledge the Staff’s comment and have revised the amount of cash effectively contributed by the purchasers in the offering to reflect the gross proceeds of $800 million. Please see page 63 of the Registration Statement pages attached hereto in Annex A.

Unaudited Pro Forma Combined Balance Sheet, page F-4

7.

We note your response to comment 6 in our letter dated January 6, 2015. It is unclear to us why the use of net offering proceeds to purchase an additional 6% limited partner interest in Columbia OpCo does not require a pro forma adjustment. While we understand that there is no change in total consolidated equity, it appears that the individual equity accounts need to be adjusted for this purchase. We refer you to ASC 810-10-45-23 and the related examples. Since you are paying more than book value for the additional 6% limited partner interests, it appears that the dollar amount of noncontrolling interest will increase

Securities and Exchange Commission

January 14, 2015

despite the fact that the noncontrolling interest percentage will decrease. We believe that this change should be offset to the controlling interests’ equity accounts, i.e. common units held by CEG, common units held by the public and subordinated units held by CEG. Please explain how your accounting complies with ASC 810-10-45-23. If you determine that a pro forma adjustment is needed, please provide the calculation of the adjustment in your footnote and clearly explain why the dollar value of the noncontrolling interest increases even though the noncontrolling percentage in Columbia OpCo decreases.

RESPONSE: We acknowledge the Staff’s comment. Because the Partnership is purchasing an additional ownership interest in Columbia OpCo, a consolidated subsidiary, we have revised the accounting treatment for this transaction in accordance with ASC 810-10-45-23, as exemplified in ASC 810-10-55-4D and ASC 810-10-55-4E. As a result, we believe it is appropriate to include a pro forma entry to adjust the noncontrolling interest to reflect the change in CEG’s ownership interest in Columbia OpCo. ASC 810-10-45-23 suggests that the difference between the fair value paid and the adjustment to noncontrolling interest should be recognized in equity attributable to the parent. In this transaction, we believe that the parent is the Partnership and thus the difference should be allocated to the Partnership’s unitholders on the basis of percentage of units owned after the offering. We have added pro forma adjustment (l) to our Pro Forma Combined Balance Sheet in order reflect the impact of ASC 810-10-45-23 as noted above. We have also revised pro forma adjustments (h), (i), (k) to further clarify calculations related to our pro forma equity adjustments. Please see pages F-9 and F-10 of Annex A.

In conducting our review of the accounting literature in consultation with our external auditors, we respectfully note that we did not find any guidance directly on point that addressed the appropriate pro forma adjustments warranted by our facts. Moreover, based on our review of precedent, we note there are a relatively limited number of similarly structured companies, with a number taking different approaches in applying these pro forma adjustments. We have determined that applying the guidance in ASC 810-10-45-23 is reasonable in light of our facts. In so doing, we have sought to provide investors with fully transparent disclosure, including providing the components of calculations we disclose. Based on our further review as a result of this comment, we have concluded that our revised disclosure provides potential investors with all information material to make an informed investment decision.

Securities and Exchange Commission

January 14, 2015

*        *        *         *        *

In responding to the foregoing Staff comments, the Partnership acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

COLUMBIA PIPELINE PARTNERS LP

By:	CPP GP LLC, its general partner

By:	/s/ Stephen P. Smith
Name:	Stephen P. Smith
Title:	Chief Financial Officer

Enclosures

cc:	Robert E. Smith, CPP GP LLC
Gillian A. Hobson, Vinson & Elkins L.L.P.
Joshua Davidson, Baker Botts L.L.P.
Hillary H. Holmes, Baker Botts L.L.P.

Annex A